Mail Stop 0309	November 24, 2004

Mark S. Demilio
Executive Vice President
Magellan Health Services, Inc.
16 Munson Road
Farmington, CT 06032

RE: 	Magellan Health Services, Inc.
	Registration No. 333-120271
	Form S-3, filed November 5, 2004

Dear Mr. Demilio:

This is to advise you that we are not conducting a full review of the registration statement on Form S-3 filed by Magellan Health Services, Inc. (the "Company") on November 5, 2004. However, we will be monitoring your disclosure with respect to the Risk Factors section.

Risk Factors, page 4

1. Please revise the introductory paragraph to state that all known risks are presented in this document and ensure that they are in fact presented. Also, delete the third sentence and the sentence immediately preceding the first risk factor and describe all of the various material risks. Specifically, in your discussion of each risk, describe how it could adversely affect your company and an investment in your ordinary common stock if the risk comes to fruition.

2. Phrases such as, "our liquidity, financial condition, prospects and results of operations may be adversely affected," are used throughout the risk factor section. Throughout the risk factors section, please revise to add disclosure describing and expressing the specific and immediate effects of the risks to the investors.

3. You should describe the risks to investors in the titles of each of your risk factors. For example, titles which state only that you are subject to risks that can significantly affect your business do not highlight or summarize the risks to investors. Please consider amending your risk factors to disclose the risk to investors in the titles and in the first few sentences of each of the risk factors.



Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.


*  *  *  *


Any questions should be directed to Michael Reedich, Attorney-Advisor, at (202) 942-1815 or me at (202) 942-1840.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:  	Robert S. Messineo, Esq.
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
New York, NY 10153




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